UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING
(Check One): Form 10-K Form 20-F Form 11-K Form 10-Q ☒ Form 10-D Form N-SAR Form N-CSR

For Period Ended: May 31, 2013

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

CCA INDUSTRIES, INC.
Full Name of Registrant

Former Name if Applicable

200 MURRAY HILL PARKWAY
Address of Principal Executive Office (Street and Number)

EAST RUTHERFORD, NEW JERSEY 07073
City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) ☒

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
We experienced unanticipated technical difficulties with the interactive data files we were filing as part of our Form 10-Q for the quarter ended May 31, 2013. Because of the timing of the unexpected technical difficulties, we were unable to file our Form 10-Q or modify it in time to comply with the temporary hardship exemption provided by Rule 201 of Regulation S-T. Therefore, we were able to resolve the technical issues regarding the interactive data files and filed our Form 10-Q on July 15, 2013 shortly following the 5:30 PM deadline.

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PART IV– OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Stephen A. Heit	201	935-3232
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
  Yes ☒    No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
  Yes ☒    No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For the quarter ended May 31, 2013 we reported a net loss of $156,836 as compared to net income of $302,100 for the same period in fiscal 2012. We incorporate by reference the information appearing under the heading “Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations” comparing operating results for the second quarter of fiscal 2013 to the second quarter of fiscal 2012 as contained in the Form 10-Q for the period ended May 31, 2013.

CCA INDUSTRIES, INC.
(Name of Registrant as Specified in Charter)

 has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: July 16, 2013                By: /s/    Stephen A. Heit
Name: Stephen A. Heit
Title: President and Chief Financial Officer

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